

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
March 31, 2005

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.   REGULATION FD DISCLOSURE

On April 28, 2005, the Registrant issued a press release announcing its results for the first quarter of 2005.   The related press release is attached hereto as Exhibit 99.1.   The information in this Current Report is being furnished pursuant to Item 7.01, Regulation FD Disclosure.

The attached press release includes a presentation of Home Properties' Funds from Operations ("FFO") and Net Operating Income ("NOI"). FFO does and NOI may fall within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and as a result Home Properties is or may be required to include in this Current Report a statement disclosing the reasons why management believes that presentation of these measures provides useful information to investors.   The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. Home Properties believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment properties.   The Company also uses these two measures to compare its performance to that of its peer group.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

c. Exhibits

Exhibit 99.1 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 29, 2005   HOME PROPERTIES, INC.
                                    (Registrant)

                            By   /s/ David P. Gardner
                                    David P. Gardner, Executive Vice President
                                    and Chief Financial Officer



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS FIRST QUARTER 2005 RESULTS

FFO Per Share Exceeds Wall Street's Mean Estimate

ROCHESTER, NY, April 28, 2005 – Home Properties (NYSE:HME) today released financial results for the first quarter ending March 31, 2005. All results are reported on a diluted basis.

"In this year's first quarter, compared to the same period a year ago, an increase in rental rates, total revenues and net operating income produced Funds from Operations per share of $0.60, exceeding Wall Street analysts' mean estimate," said Edward J. Pettinella, President and CEO. He explained that the $0.60 excludes onetime impairment charges recorded in the first quarter that will be recaptured in a later period. "We are pleased that occupancy for the month of March was higher than for the quarter as a whole, consistent with the trend of improving occupancy imbedded in our guidance for operating results in 2005," he continued. "Expense increases in the first quarter were the lowest we've seen since the first quarter of 2002, an encouraging sign that various new initiatives will contribute to our performance expectations for the year, as planned."

Earnings per share ("EPS") for the quarter ended March 31, 2005 was ($0.06) compared to $0.14 for the quarter ended March 31, 2004, primarily attributable to the $7.7 million of additional impairment charges taken on the remaining affordable properties in 2005. EPS for the quarter ended March 31, 2005 for income from continuing operations was $0.10 compared to $0.14 for the year-ago period.

For the quarter ended March 31, 2005, Funds From Operations ("FFO") was $21.4 million, or $0.43 per share, as compared to $30.6 million, or $0.62 per share, for the quarter ended March 31, 2004. Before the effects of the impairment charges discussed above, FFO would have been $29.1 million, or $0.60 per share. As adjusted, these results exceeded analysts' mean estimates by $0.01, as reported by First Call, and equate to a 5.0% decrease in total FFO from the comparable prior-year period and a 3.2% decrease on a per-share basis. A reconciliation of FFO to GAAP net income is included in the financial data accompanying this press release.

First Quarter Operating Results

For the first quarter of 2005, same-property comparisons (for 139 "Core" properties containing 39,290 apartment units owned since January 1, 2004) reflected an increase in total revenues of 1.6% as compared to the same quarter a year ago. Net operating income ("NOI") increased by 1.0% from the first quarter of 2004. Property level operating expenses increased by 2.3% for the quarter, primarily due to increases in natural gas heating costs, personnel expense and real estate taxes, offset in part by a reduction in repairs and maintenance and property insurance.

Average economic occupancy for the Core properties was 92.3% during the first quarter of 2005, down from 93.6% during the first quarter of 2004. Average monthly rental rates increased 2.7% to $963 as compared to the year-ago period.

On a sequential basis, compared to the 2004 fourth quarter results for the Core properties, rental revenues were down 0.1% in the first quarter of 2005, expenses were up 8.8% and net operating income was down 7.6%. Average economic occupancy remained constant at 92.3% with no change to average monthly rents. The expense increase in the first quarter compared to the fourth quarter represents typical seasonality from higher natural gas and snow removal costs. If the first quarter expenses are adjusted to remain constant with fourth quarter 2004 expenses for these two line items, expenses would be up slightly at 0.3% and sequential NOI results would have decreased 1.6%.

Occupancies for the 3,036 net apartment units acquired between January 1, 2004 and March 31, 2005 (the "Recently Acquired Communities") averaged 94.9% during the first quarter of 2005, at average monthly rents of $1,029.

Acquisitions and Dispositions

During the first quarter, the Company announced the acquisition of three apartment communities in three unrelated transactions. The acquisitions consisted of one apartment community in Maryland with a total of 204 units and two apartment communities in New Jersey with 346 units combined. The total purchase price of $40 million, including closing costs, equated to an average of $72,700 per apartment. Consideration included $7.9 million of new or assumed debt (fair market value of $7.9 million), $19.7 million in cash, and $12.4 million of Operating Partnership Units in Home Properties, L.P. ("OP Units") (fair market value of $12.6 million). The OP Units are exchangeable for shares of HME common stock on a one-for-one basis after a one-year holding period. The weighted average first year capitalization rate projected on these acquisitions is 6.5%.

Update on Sale of Affordable Properties

As of March 31, 2005, the Company continued to own two affordable properties (three partnerships), with a total of 1,925 units. The Company retains its ownership interest and will continue to manage each property. For one of the properties, the Company recorded a $400,000 net impairment charge during March, which was based upon a current letter of intent from a buyer.

The other property (two partnerships) is being disposed of through a default on the non-recourse financing. At December 31, 2004, the Company owned a .01% general partner interest in this property, and the Company's net investment in this property was reduced to zero. In January, 2005, the Company repurchased the limited partner's 99.99% interests for $5.7 million. As the Company is now sole owner of the property, we are in total control and can execute our strategy to dispose of the property itself. During March, the mortgage note was sold by HUD. The Company performed a valuation analysis based on a short-term holding period on the underlying real estate, and, as a result, recorded a $7.3 million impairment of real estate to adjust the net book value of the property to the Company's estimate of fair market value. The Company is aggressively pursuing the transfer of title to the property to either the new mortgage holder or other interested buyers. The Company is hopeful this transfer takes place during 2005. When the transfer occurs, the Company would be relieved of its obligation on the mortgage note and would recognize an offsetting $7.3 million gain from debt forgiveness in excess of the new reduced basis on the real estate that would in essence zero out the $7.3 million impairment charge recorded.

Capital Markets Activities

During the first quarter of 2005, the Company's additional capital raised under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP") netted to zero. The Company met share demand through share repurchase by the transfer agent in the open market instead of new share issuance. This removes the dilution caused by issuing new shares at a price less than the published net asset value in an economic and efficient manner.

As of March 31, 2005, the Company's ratio of debt-to-total market capitalization was 47.1%, with $92 million outstanding on its $115 million revolving credit facility and $9.9 million of unrestricted cash on hand. The equity component of total market capitalization is calculated using the closing stock price at the end of the quarter of $38.80. The calculation at the end of the year resulted in a level of 42.5%, which was based on a stock price of $43.00. To provide a better comparison of the actual change in leverage levels, the percentage at March 31, 2005 would be 44.6% using a constant stock price of $43.00. This 2.1% increase in leverage using a constant stock price is a better indicator of how leverage was affected by the Company's stock buyback activity and other debt transactions during the quarter.

In addition, as of March 31, 2005, mortgage debt of $1.6 billion was outstanding, at rates of interest averaging 6.0% and with staggered maturities averaging approximately seven years. Approximately 87% of total indebtedness is at fixed rates. Interest coverage averaged 2.2 times during the quarter; and the fixed charge ratio, which includes preferred dividends, averaged 2.1 times.   The percentages, loan balances and other statistics are prior to FIN 46R consolidations on the Balance Sheet to provide a better comparison to information supplied for the March 31, 2004 Balance Sheet.

The Company estimates its net asset value ("NAV") per share at March 31, 2005 to be $44.95 based on the midpoint of capitalizing, at rates from 6.75% to 7.25%, the total of the annualized and seasonally adjusted first quarter property net operating income, plus a 4% growth factor, minus a management fee.   The Company believes the cap rate range reflects current market conditions.

During the first quarter of 2005, the Company repurchased an additional 1,300,700 shares at a weighted average price of $40.99 per share.   The Company has Board authorization to buy back up to approximately 2.7 million additional shares of its common stock or Operating Partnership Units.

Outlook

For 2005, the Company has reconfirmed its guidance and expects FFO per share between $2.83 and $2.97 per share, which will produce FFO per share growth of (0.4%) to 4.6% when compared to 2004 results before the effects of real estate impairment charges in either year. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the remainder of 2005 guidance on FFO per share results is as follows: Second quarter $0.73 to $0.76; third quarter $0.79 to $0.83; fourth quarter $0.74 to $0.78. Assumptions used for the 2005 projections are included with the published supplemental information.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 888-433-1657 (International 303-957-1357). A replay of the call will be available through May 6, 2005, by dialing 800-633-8284 or 402-977-9140 and entering 21228980.   The Company Webcast, which includes a slide presentation, will be available live, and archived by 2:30 PM through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "Financial Information."

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or via facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment real estate investment trust in the United States.   The Company owns, operates, acquires and rehabilitates apartment communities in selected Northeast, Midwest, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 162 communities containing 47,186 apartment units. Of these, 42,326 units in 152 communities are owned directly by the Company; 2,051 units are partially owned and managed by the Company as general partner, and 2,809 units are managed for other owners.   For more information, visit Home Properties' Web site at www.homeproperties.com.

Tables to follow.

Fourth Quarter Results	Avg. Economic Occupancy[c]		Q1 '05 Average Monthly Rent/ Occ Unit	Q1 '05 vs. Q1 '04		
	Q1 '05	Q1 '04		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	92.3%	93.6%	$ 963	2.7%	1.3%	1.0%
Acquisition Properties[b]	94.9%	NA	$1,029	NA	NA	NA
TOTAL PORTFOLIO	92.5%	93.6%	$ 967	NA	NA	NA

[a] Core Properties includes 139 properties with 39,290 apartment units owned throughout 2004 and 2005.

[b] Reflects 13 properties with 3,036 apartment units acquired subsequent to January 1, 2004.

[c] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended March 31	
	2005	**2004**
Rental income	$112,958	$105,061
Property other income	5,173	4,593
Interest and dividend income	68	152
Other income	588	465
Total revenues	118,787	110,271
Operating and maintenance	57,511	53,110
General and administrative	5,405	4,725
Interest	24,943	20,925
Depreciation and amortization	24,196	21,050
Impairment of assets held as General Partner	-	1,116
Total expenses	112,055	100,926
Income from operations	6,732	9,345
Equity in earnings (losses) of unconsolidated affiliates	-	(538)
Income before minority interest and discontinued operations	6,732	8,807
Minority interest in Operating Partnership	(1,598)	(2,289)
Income from continuing operations	5,134	6,518
Discontinued operations		
Income (loss) from operations, net of minority interest	(5,106)	361
Gain (loss) on disposition of property, net of minority Interest	-	(13)
Discontinued operations	(5,106)	348
Income before loss on disposition of property	28	6,866
Gain (loss) on disposition of property, net of minority interest	-	(67)
Income before cumulative effect of change in accounting principle	28	6,799
Cumulative effect of change in accounting principle, net of minority interest	-	(321)
Net Income	28	6,478
Preferred dividends	(1,898)	(1,898)
Net income (loss) available to common shareholders	($ 1,870)	$ 4,580

Reconciliation from net income (loss) available to common shareholders to Funds From Operations:

Net income (loss) available to common shareholders	($ 1,870)	$ 4,580
Preferred dividends – convertible preferred stock	548	548
Real property depreciation and amortization	23,602	21,151
Real property depreciation – unconsolidated	-	543
Impairment on general partnership investment – real estate	-	945
Loss on disposition of property	-	50
Minority Interest	1,598	2,289
Minority Interest – income from discontinued operations	(2,521)	179
Gain on disposition of discontinued operations	-	13
Cumulative effect of change in accounting principle	-	321
FFO [1]	$ 21,357	$ 30,619

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended March 31	
	2005	**2004**
Weighted average shares/units outstanding:		
Shares – basic	31,785.4	32,321.9
Shares – diluted	32,228.0	32,874.6
Shares/units – basic[2]	47,477.1	48,340.8
Shares/units – diluted[2]	47,919.7	48,893.5
Per share/unit:		
Net income (loss) – basic	($.06)	$.14
Net income (loss) – diluted	($.06)	$.14
FFO – basic[3]	$.44	$.62
FFO – diluted[4]	$.43	$.62
Operating FFO – diluted, before real estate impairments[5]	$.60	$.62
AFFO[6]	$.33	$.51
Operating AFFO – before real estate impairments[5] [6]	$.49	$.51
Common Dividend paid	$.63	$.62

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. This presentation assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Other similarly titled measures may not be calculated in the same manner.

[2] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[3] FFO for the three months ended March 31, as computed for basic is gross FFO of $21,357 and $30,619 in 2005 and 2004, respectively, less convertible preferred dividends of $548 for both periods, resulting in FFO for basic of $20,809 and $30,071 in 2005 and 2004, respectively.

[4] Series D is anti-dilutive for both periods presented, therefore the FFO for basic and diluted are the same.

[5] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the add-back of real estate impairment charges. This is presented for a consistent comparison of how NAREIT defined FFO in 2003. There is no difference between FFO and Operating FFO for the first quarter of 2004. Operating FFO for the first quarter of 2005 is basic FFO of $20,809 plus real estate impairment charges of $7,725, totaling $28,534. The diluted shares/units used for this calculation does not change from those presented above.

[6] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. AFFO is computed by reducing gross FFO for each period by the share of annual reserve for each period of: $5,522 for first quarter 2005 and $5,442 for first quarter 2004. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	March 31, 2005	December 31, 2004
Land	$ 408,186	$ 402,620
Buildings, improvements and equipment	2,695,288	2,642,570
Real estate held for sale or disposal, net	40,636	78,711
	3,144,110	3,123,901
Accumulated depreciation	(429,886)	(405,919)
Real estate, net	2,714,224	2,717,982
Cash and cash equivalents	9,895	7,925
Cash in escrows	39,735	43,883
Accounts receivable	4,872	6,664
Prepaid expenses	18,292	18,224
Deferred charges	12,512	13,778
Other assets	9,301	8,340
Total assets	$2,808,831	$2,816,796
Mortgage notes payable	$1,688,986	$1,644,722
Line of credit	92,000	58,000
Accounts payable	18,140	24,600
Accrued interest payable	8,493	8,876
Accrued expenses and other liabilities	21,256	26,750
Security deposits	22,838	22,651
Total liabilities	1,851,713	1,785,599
Minority interest	294,886	310,775
Stockholders' equity	662,232	720,422
Total liabilities and stockholders' equity	$2,808,831	$2,816,796
Total shares/units outstanding:		
Common stock	31,442.7	32,625.4
Operating partnership units	15,893.1	15,591.3
Series D convertible cumulative preferred stock*	833.3	833.3
	48,169.1	49,050.0

*Potential common shares

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237